UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  May 22, 2008                        /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

                           NEWS RELEASE MAY 22, 2008

          ROCHESTER TRENCHING DISCOVERS SIGNIFICANT VEIN AT FLORIDA NW


VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) is pleased to announce the discovery of a new vein called Florida 4 at the Florida NW Mina Real Project in Nayarit, Mexico. The Florida 4 vein system is part of the main fracture system and has similar mineralogical characteristics as the Florida 3 vein system currently being mined at the Mina Real Project. The Company anticipates that the Florida 4 vein system will contribute significant mill feed to the 50% increase in mill production scheduled for Q3 2008.

Highlight results from the trenching program includes:

o    Trench L1
     Sample #29244 0.5 metres width averaging 24.5 G/T GOLD AND 97 G/T SILVER

o    Trench L1
     Sample #29243 0.8 meters width averaging 7.05 G/T GOLD AND 221 G/T SILVER

o    Trench L4
     Sample #29331 1.2 meters width averaging 7.04 G/T GOLD AND 96 G/T SILVER

o    Trench L5
     Sample #29286 0.6 meters width averaging 6.06 G/T GOLD AND 81 G/T SILVER

o    Trench L10
     Sample #21084 0.7 metres width averaging 1.6 G/T GOLD AND 761 G/T SILVER

** See Table 1 below for full results

At Florida 4, 11 trenches have been developed exposing the vein system at surface for 2 kilometres. The trenches are located at different elevations ranging from 1000 meters above sea level to 1400 meters above sea level (figure
1). The vein system has a well defined quartz structure with widths on surface ranging from 0.3 metres to 1.5 metres. Sampling was completed at all 11 trench locations and 9 locations reported significant gold and silver values (Table 1). Results collected to date are similar to those received from the Florida 3 vein system at similar elevations. The Florida 4 vein system is parallel and approximately 450 metres west from the Florida 3 vein system. Assuming the favourable mining horizon of ore ranges from 1350 metres to 900 metres above sea level as confirmed at Florida 3, and an average vein width ranging from 0.5 metres to 1.5 metres over a 2 kilometre strike length the company anticipates that Florida 4 has the potential to supply significant additional tonnes of ore that will help ensure the upgrade in mill production this summer and contribute to further mill upgrades in 2009.

The company is currently developing Florida 4 at different elevations with the primary focus being at the 1000 metre elevation. A drift within waste rock will be developed as an access to the parallel veins located in this area while concurrently, being used as a staging area for diamond drilling to help locate parallel vein systems at depth. A system of ramps and raises will also be developed for ventilation and for efficient extraction of ore, so the company can continue increasing production incrementally through 2008 and 2009.

Dr. Parra states "The discovery and development of this new vein system at Florida NW is a milestone event for Rochester as we believe this will contribute substantially to our overall mine life at the Florida Mine and will help ensure that we will remain on schedule for the production increase this summer."

                                    FIGURE 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

               Omitted graphic is Florida IV Long Section showing
                      proposed drift development locations


                                    TABLE 1

                                              -----------------------------
                                                          S.G.S
                                              -----------------------------
     Line           Sample         Width         Au g/t         Ag g/t
     ----------------------------------------------------------------------
      L1             29278          1.2           0.99            340
                 ----------------------------------------------------------
                     29279          0.8           0.07            38
                 ----------------------------------------------------------
                     29280          0.6           0.03            26
                 ----------------------------------------------------------
                     29281          0.5           0.02            19
                 ----------------------------------------------------------
                     29282          0.6           0.05            22
                 ----------------------------------------------------------
                     29283          0.8           1.75            35
                 ----------------------------------------------------------
                     29284          0.7           3.84            <3
                 ----------------------------------------------------------
                     29324          0.7           3.54            163
                 ----------------------------------------------------------
                     29325          0.7           0.35            50
                 ----------------------------------------------------------
                     29242          0.4           4.61            217
                 ----------------------------------------------------------
                     29243          0.8           7.05            221
                 ----------------------------------------------------------
                     29244          0.5           24.50           97
                 ----------------------------------------------------------
                     29318          1.0           0.74            177
                 ----------------------------------------------------------
                     29319          1.0           2.10            121
                 ----------------------------------------------------------
                     29322          1.0           0.13            19
                 ----------------------------------------------------------
                     29323          1.0           0.14            19
     ----------------------------------------------------------------------

                                              -----------------------------
                                                          S.G.S
                                              -----------------------------
     Line           Sample         Width         Au g/t         Ag g/t
     ----------------------------------------------------------------------
      L2             29349          1.0           0.07            13
                 ----------------------------------------------------------v
                     29351          0.6           0.02            17
                 ----------------------------------------------------------
                     29352          1.1           0.19            38
                 ----------------------------------------------------------
                     29353          0.8           0.12            44
                 ----------------------------------------------------------
                     29354          0.8           2.15            68
                 ----------------------------------------------------------
                     29355          0.8           0.99            48
                 ----------------------------------------------------------
                     29356          0.8           0.14            22
                 ----------------------------------------------------------
                     29357          0.8           0.15            16
     ----------------------------------------------------------------------
      L3             29339          0.7           0.34            62
                 ----------------------------------------------------------
                     29340          0.8           0.44            54
                 ----------------------------------------------------------
                     29341          0.7           0.16            23
                 ----------------------------------------------------------
                     29342          1.1           0.19            28
                 ----------------------------------------------------------
                     29343          1.1           0.01            <3
                 ----------------------------------------------------------
                     29344          1.0           0.05            11
                 ----------------------------------------------------------
                     29345          0.9           0.15            18
                 ----------------------------------------------------------
                     29346          0.7           5.97            44
                 ----------------------------------------------------------
                     29347          0.6           0.71            21
                 ----------------------------------------------------------
                     29348          1.0           0.09             5
     ----------------------------------------------------------------------
      L4             29331          1.2           7.04            96
                 ----------------------------------------------------------
                     29332          1.4           6.09            80
                 ----------------------------------------------------------
                     29333          0.7           0.12            26
                 ----------------------------------------------------------
                     29334          0.7           0.91            81
                 ----------------------------------------------------------
                     29335          0.8           0.09            18
                 ----------------------------------------------------------
                     29336          1.0           0.19            13
                 ----------------------------------------------------------
                     29337          1.4           0.36            11
                 ----------------------------------------------------------
                     29338          1.0           0.51            22
     ----------------------------------------------------------------------
      L5             29285          0.7           0.27            51
                 ----------------------------------------------------------
                     29286          0.6           6.06            81
                 ----------------------------------------------------------
                     29287          0.8           1.17            58
                 ----------------------------------------------------------
                     29288          0.7           0.12            50
                 ----------------------------------------------------------
                     29289          1.2           0.30            40
                 ----------------------------------------------------------
                     29290          0.8           0.37            20
     ----------------------------------------------------------------------
      L6             24427
     ----------------------------------------------------------------------
      L7             21088          0.7           1.13            50
     ----------------------------------------------------------------------
      L8             21089          1.0           5.51            65
                 ----------------------------------------------------------
                     21090          0.8           1.28            63
     ----------------------------------------------------------------------
      L9             21082
     ----------------------------------------------------------------------
      L10            21083          0.7           0.47            190
                 ----------------------------------------------------------
                     21084          0.7           1.16            761
     ----------------------------------------------------------------------
      L11            18067          1.0           0.04            <3
                 ----------------------------------------------------------
                     18068          1.5           0.15             3
                 ----------------------------------------------------------
                     18069          1.1           1.93            59
                 ----------------------------------------------------------
                     18070          0.4           0.04            <3
                 ----------------------------------------------------------
                     18071          0.3           0.06            <3
     ----------------------------------------------------------------------

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution

We have  identified 45 vein  structures on our two Projects (Mina Real and Santa
Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.